# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Regencell Bioscience Holdings Ltd, CIK 0001829667
CUSIP: G7487R100
Title of class of securities: Ordinary Shares, $0.00001 Par Value
Address of issuer's principal executive offices: 9/F Chinachem Leighton, Plaza 29 Leighton Road, Causeway Bay, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 07/11/2025
Filed by CIK 0001874958
Persons authorized to receive notices and communications: Yat-Gai Au, 9/F Chinachem Leighton Plaza, 29 Leighton Road, Causeway Bay, Hong Kong (K3), 00000, 852 2155-0823

## Reporting persons
- Regencell (BVI) Limited (CIK 0001874958): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF); sole voting power 426,429,198; shared voting power 0; sole dispositive power 426,429,198; shared dispositive power 0; aggregate amount beneficially owned 426,429,198 (86.2% of the class)
  Comment: The information had reflected the effect of the Issuer's 38-for-one forward stock split paid in the form of a stock bonus on June 13, 2025 (the "Forward Stock Split").
- Yat-Gai Au: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 437,896,116; shared voting power 0; sole dispositive power 437,896,116; shared dispositive power 0; aggregate amount beneficially owned 437,896,116 (88.6% of the class)
  Comment: The information had reflected the effect of the Forward Stock Split.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $0.00001 Par Value
Name of issuer: Regencell Bioscience Holdings Ltd
Address of issuer's principal executive offices: 9/F Chinachem Leighton, Plaza 29 Leighton Road, Causeway Bay, Hong Kong (K3), 00000
Comment: This Amendment No. 7 to Schedule 13D (this "Amendment No. 7") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 27, 2021 (as amended to date, the "Schedule 13D") by Mr. Yat-Gai Au ("Mr. Au"), a Hong Kong citizen, and Regencell (BVI) Limited, a limited liability company organized in British Virgin Islands ("Regencell (BVI) Limited," and together with Mr. Au, the "Reporting Persons"), with respect to the ordinary shares of Regencell Bioscience Holdings Limited (the "Company" or "Issuer"), with par value $0.00001 per share (the "Ordinary Shares"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) and (b) of the Schedule 13D are hereby amended and restated in their entirety with the following:

The responses to Items 7 to 13 of each of the cover page of this Amendment No. 7 for the Reporting Persons are incorporated herein by reference.

Percentage is calculated based on the 494,488,908 ordinary shares of the Issuer issued and outstanding as of July 11, 2025, information provided by the Issuer, and such number had reflected the effect of the Forward Stock Split.

Mr. Au is the sole director and sole shareholder of Regencell (BVI) Limited and may be deemed to beneficially own the securities held by Regencell (BVI) Limited.

Mr. Au's spouse held of record 11,466,918 ordinary shares of the Issuer as of the date hereof and such number had reflected the effect of the Forward Stock Split. Mr. Au may be deemed to beneficially own the securities held by his spouse.

Except as set forth in this Item 5(a) and (b), to the knowledge of the Reporting Persons, none of the persons identified in Item 2 to Schedule 13D beneficially owns any Ordinary Shares of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety with the following:

Except as disclosed in this Item 5 of the Schedule 13D, no transactions in the Ordinary Shares were effected during the past sixty (60) days by the Reporting Persons, or to the knowledge of the Reporting Persons, any persons identified in Item 2 to Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Regencell (BVI) Limited: /s/ Yat-Gai Au, Yat-Gai Au, Sole Director (07/11/2025)
- Yat-Gai Au: /s/ Yat-Gai Au, Yat-Gai Au (07/11/2025)